Exhibit 21.1

SUBSIDIARIES OF WEIDER NUTRITION INTERNATIONAL, INC.

Entity Name	State or Country of Incorporation	Parent Corporation

Weider Nutrition Group, Inc.	Utah	Weider Nutrition International, Inc.

WNG Holdings (International) Limited, Inc.	Nevada	Weider Nutrition Group, Inc.

Weider Nutrition (WNI) Limited	United Kingdom (England)	WNG Holdings (International) Limited, Inc.

Weider Nutrition BV	The Netherlands	Weider Nutrition (WNI) Limited

Weider Nutrition Italia SrL	Italy	Weider Nutrition (WNI) Limited

Weider Nutrition GmbH	Germany	Weider Nutrition BV

Haleko Management GmbH	Germany	Weider Nutrition GmbH